Parlay Cafe

Technology Retail Cafe B2B Food

Coffee Shop Franchise with Members Only Co-Working Lounge (Social Distancing)

PARLAY.CAFE TEMECULA CALIFORNIA





I came up with the idea 30 years ago when I started my first "traveling" job. Three decades later, it still wasn't done, so I did it myself!

Don Mastrangelo Founder | CEO @ Parlay Cafe

Why you may want to support us...

1. Proof of Concept launched in Temecula, CA in 2019. Broke-even in 5 months.
2. Fast Growth Franchise Projected (but not guaranteed) to Open 1,000 in 10 Years or less.
3. Unique Concept is Positioned to Thrive (but not guaranteed) During Covid-19 Recovery
4. Founder has Previous Successful Exits resulting in excellent returns for investors.

Why people love us



I have invested $1,000,000 in Don's previous company and the results were excellent.

Hal Hayden
Investor



Don has had the entrepreneur spirit since he was a very young man Every business he started became more and more successful as he learned something new from every experience.
Louis Mastrangelo Sibling $10,000

I have seen Don build and run several successful enterprises and would be interested in participating in any venture he is leading.
Rachel Mastrangelo Other Family Member $5,000

See more on Grapevine

The founder

MAJOR ACCOMPLISHMENTS



Don Mastrangelo
Founder | CEO
Successful exits from previous technology ventures providing significant return for investors

Downloads

- Parlay Cafe Pitch Deck-WeFunder 04082020 .pdf
- Parlay Cafe Business Plan WeFunder.pdf
- Parlay Cafe Executive Summary.pdf
- Parlay Cafe Bios.pdf
- Parlay Cafe Pro Forma WeFunder 1 .pdf

30 Years Ago...

I was 26 and got my first "traveling" job. It was a great job, but the travel was brutal! I would get on a plane every Sunday night, then get home late the next Friday. The upside was frequent flyer points and upgrades - I especially loved having access to the VIP lounge at the airport. I often thought "Why doesn't somebody build a network of coffee shops for people like us? With a separate VIP Lounge like you find at the airport – soundproof phone booths, a few small conference rooms - away from the grinders, blenders and screaming kids..." About 20 years ago I created this conceptual drawing:


illy
Open to Public
Members Only

No One Ever Did It, So I did it Myself!

I'm a serial entrepreneur - over the past three decades I have built and sold several businesses. After my last successful technology exit, I decided it was time to bring this amazing concept to the world. Our proof-of-concept location is in Temecula, California - It's a hit - and achieved break-even in five months with happy, repeat paying customers eager to see us open more locations. We're on to something BIG here - we hope that Temecula is the first of 1,000 company owned and franchised locations, although that cannot be guaranteed.


parlay café

Its a Hit!

Everyone who walks in is blown away. We get new Members and inquiries from potential franchisees every week! Now we are ready to open 4-5 new company stores and complete the franchising process.



How is Parlay Cafe Different than WeWork or Regus?

Most shared-workspace offerings are very large operations located in industrial or office buildings and "feel" like an office. Parlay Cafe outlets are located in malls and neighborhood retail centers and "feel" like an airport lounge with an upscale coffee shop. In a typical metro area a competitor may open one 15,000 - 60,000 sf outlet, where Parlay Cafe would strategically open multiple 2,500 sf outlets in the same market. We are the alternative to the local coffee shop for those who are willing to pay a premium for a better experience. A member can drop in to any location at any time, similar to a chain gym membership.


we
Regus
(1) WeWork, (2) Regus, (12) Parlay Cafe:
• Same Overall Size & Overhead
• Which Would You Join?
• Out & About - Where Would You Stop?
Regus

Why Franchising?

•Both are required to build our brand quickly
•Many prospective Franchisees are not excited about burgers and sandwiches -they are looking for a business they can enjoy building
•Strategically placed company owned units will spark interest and help sell franchises in each market
• A portion of royalties are dedicated to marketing and building our brand.


parlay café

Three Equal Revenue Streams:

- Food & Beverage

- Day Passes & Membership

- Conference Room Rental


parlay café

Expected Impact of Covid-19 Pandemic:

The impact of the recent pandemic will affect franchise companies in different ways, some positive and some negative. We believe that Parlay Cafe will be one of the concepts that will thrive as the Covid-19 Pandemic passes. We have just finished a minor remodel to allow Social Distancing throughout the Members Lounge. In March 2020 49 Million workers suddenly were forced to transition to a "work from home" environment. Millions of companies had been considering gradually phasing out expensive offices in favor of home offices by 2030. Parlay Cafe caters to people who work from home. The concept is based on the premise that as workers shift from conventional to home offices they will need and desire a place away from the home office to occasionally work, meet with clients, conduct interviews etc. The Covid-19 Pandemic has accelerated our opportunity, as it has become clear that many companies with millions of workers have experienced no decline in productivity and now plan to reduce corporate overhead and keep workers in their home offices. Parlay Cafe franchisees will be providing a much needed haven for these new home based workers. A further opportunity exists to create corporate memberships that allow companies to provide access to Parlay Cafe for all of their home based workers. This perk will be a minimal expense to companies who have just enjoyed immense cuts in overhead costs.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Parlay Cafe is a haven for people who are stuck between co-working and a coffee shop. With a separate VIP Lounge like you find at the airport – soundproof phone booths, a few small conference rooms - away from the grinders, blenders and screaming kids...

Where will your company be in 5 years?

We hope to have an acquisition, merger or IPO within 3-5 years during our aggressive growth toward our target of 1,000 locations, although this cannot be guaranteed.

Why did you choose this idea?

I came up with the idea 30 years ago when I started my first "traveling" job. Three decades later, it still wasn't done, so I did it myself!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Co-Working - currently there is a lot of buzz about co-working, especially with WeWork's recent IPO drama. Large co-working spaces like these have a barrier to entry of about $300.00 per month, and cater to people who need or want a place to work from "full-time". Parlay Cafe caters to a more casual user and to those who want access to our Members Lounge for a premium environment. For every co-working prospect there are dozens of potential Parlay Cafe members! Coffee Shops - we welcome retail customers, but once inside patrons are exposed to our premium offerings.

How far along are you? What's your biggest obstacle?

Our proof-of-concept location is in Temecula - It's a hit - and achieved break-even in five months with happy, repeat paying customers eager to see us open more locations. We're on to something BIG here - Temecula is the first of 1,000* planned locations, and we are about to start selling franchises. Our biggest obstacle was getting landlords to understand our concept and why the should want to have a Parlay Cafe in their retail center. Now that our proof-of-concept location is thriving, landlords are embracing the concept. With the expected fallout of retail space due to Covid-19 Pandemic landlords will be looking for solid new concepts as tenants.

*These are forward-looking projections and cannot be guaranteed

Who competes with you? What do you understand that they don't?

There is no direct competitor for our concept. Parlay Cafe can be compared to a coffee shop or a co-working space, but it is very different from either.

How will you make money?

Three Balanced Revenue Streams, any of which could sustain an operation, but when combined and contributing to a single overhead has much more profit potential: Day Pass & Membership Fees (33%) Conference & Meeting Rooms (33%) Food & Beverage Revenue (34%)

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Parlay Cafe is a first-mover opportunity. We need to grow and build our brand quickly to become an acquisition target for the big brands rather than have them attempt to duplicate our concept.

Covid-19 Pandemic: While we are optimistic that our concept will thrive in the aftermath of this pandemic, there may be factors not yet known or realized that could have a negative impact.

What is the Expected Impact of the Covid-19 Pandemic on Parlay Cafe?

The impact of the recent pandemic will affect franchise companies in different ways, some positive and some negative. We believe that Parlay Cafe will be one of the concepts that will thrive as the Covid-19 Pandemic passes. In March 2020 49 Million workers suddenly were forced to transition to a "work from home" environment. We have just finished a minor remodel to allow Social Distancing throughout the Members Lounge. Millions of companies had been considering gradually phasing out expensive offices in favor of home offices by 2030. Parlay Cafe caters to people who work from home. The concept is based on the premise that as workers shift from conventional to home offices they will need and desire a place away from the home office to occasionally work, meet with clients, conduct interviews etc. The Covid-19 Pandemic has accelerated our opportunity, as it has become clear that many companies with millions of workers have experienced no decline in productivity and now plan to reduce corporate overhead and keep workers in their home offices. Parlay Cafe franchisees will be providing a much needed haven for these new home based workers. A further opportunity exists to create corporate memberships that allow companies to provide access to Parlay Cafe for all of their home based workers. This perk will be a minimal expense to companies who have just enjoyed immense cuts in overhead costs.